Organigram Reports Second Quarter Fiscal 2023 Results

Continues trend of improving Adjusted Gross Margin and fifth consecutive quarter of positive Adjusted EBITDA

FINANCIAL HIGHLIGHTS
•Net revenue of $39.5 million, up 24% from $31.8 million in the same prior-year period.
•Adjusted Gross Margin1 of $13.4 million or 34%, compared to $8.3 million or 26% in the same prior year period, reflecting improvements from increased efficiencies, higher sales volume and increased international sales.
•Adjusted EBITDA1 of $5.6 million, the fifth consecutive quarter of positive Adjusted EBITDA, compared to Adjusted EBITDA of $1.6 million in the same prior year period.

SALES AND OPERATIONAL HIGHLIGHTS
•In Q2 Fiscal 2023, maintained #3 position among Canadian licensed producers2.
•Organigram held the #1 position in milled flower, the #1 position in hash, and the #3 position in gummies nationally2.
•SHRED Tropic Thunder, Funk Master and Gnarberry milled flower were the top three selling SKUs in the country3 for the six months ended February 28, 2023.
•Organigram held the #1 market position in the Maritimes4, #2 in Ontario and #3 in Quebec2.
•Introduced 18 SKUs in Q2 Fiscal 2023.
•Shipped $10.7 million of high margin flower to Australia and Israel in Q2 Fiscal 2023.
•Subsequent to quarter end, the Company announced agreements with Greentank to exclusively access new vape cartridge technology including the development of a custom all-in-one device that will be proprietary to Organigram.
TORONTO, ON, April 11, 2023 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the second quarter ended February 28, 2023 (“Q2 Fiscal 2023”). All financial information in this press release is expressed in thousands of Canadian dollars ("$"), except for references to $ millions.

“We are pleased with our results in a quarter with typical seasonality. Our market position remains competitive, supported by our leading brand portfolio, strong international sales and customer-focused innovation,” said Beena Goldenberg, Chief Executive Officer. “Just 12 months after adding hash to our portfolio with the acquisition of our Lac Supérieur facility, we gained the number one position in the hash sector and launched SHRED X Rip-Strip Hash, the first product of its kind in Canada.”

In the quarter, we continued to see aggressive pricing pressure in our markets, particularly in large format flower SKUs," added Goldenberg. "While this impacted revenue in the quarter, we are confident that our branding and marketing expertise, proven track record of innovation and operational efficiency will deliver long-term success and leadership in the cannabis industry. This is supported by our strong balance sheet which provides us the flexibility to continuously evaluate investment opportunities that increase our competitive advantage."
1 Adjusted Gross Margin and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders, shipped sales data and provincial boards data)
3 For six months ended February 28, 2023, Hifyre data extract from March 28, 2023
4 OCS wholesale sales and e-commerce orders shipped data: Q2 FY 23 and Provincial Boards Data: CNB, NSLC, PEILCC, Q2 FY ‘23

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q2-2023	Q2-2022	% Change
Gross revenue	52,898	43,934	20%
Excise taxes	(13,405)	(12,098)	11%
Net revenue	39,493	31,836	24%
Cost of sales	29,642	24,955	19%
Gross margin before fair value changes to biological assets & inventories sold	9,851	6,881	43%
Realized fair value on inventories sold and other inventory charges	(14,170)	(5,314)	167%
Unrealized gain on changes in fair value of biological assets	14,121	7,502	88%
Gross margin	9,802	9,069	8%
Adjusted gross margin[1]	13,372	8,255	62%
Adjusted gross margin %[1]	34%	26%	31%
Selling (including marketing), general & administrative expenses[2]	16,071	13,998	15%
Net loss	(7,488)	(4,047)	85%
Adjusted EBITDA[1]	5,648	1,556	263%
Net cash used in operating activities before working capital changes	(2,450)	(2,239)	9%
Net cash used in operating activities after working capital changes	(19,711)	(803)	2355%
1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	FEBRUARY 28, 2023	AUGUST 31, 2022	% Change
Cash & short-term investments (excluding restricted cash)	71,970	98,607	(27)%
Biological assets & inventories	88,654	68,282	30%
Other current assets	43,409	54,734	(21)%
Accounts payable & accrued liabilities	19,624	40,864	(52)%
Current portion of long-term debt	80	80	—%
Working capital	172,623	166,338	4%
Property, plant & equipment	259,146	259,819	—%
Long-term debt	118	155	(24)%
Total assets	551,739	577,107	(4)%
Total liabilities	42,638	69,049	(38)%
Shareholders’ equity	509,101	508,058	—%

“Our results for the second quarter of Fiscal 2023, with increased net revenue, gross margin and positive Adjusted EBITDA, are aligned with our outlook for the full year,” added Derrick West, Chief Financial Officer. “We remain confident that based on this progress, we will achieve positive free cash flows by the end of calendar 20235.”

Key Financial Results for the Second Quarter 2023

•Net revenue:
◦Compared to the prior period, net revenue increased 24% to $39.5 million, from $31.8 million in Q2 Fiscal 2022. The increase was primarily due to an increase in international revenue, partly offset by a decrease in medical sales.

•Cost of sales:
◦Q2 Fiscal 2023 cost of sales increased to $29.6 million, from $25.0 million in Q2 Fiscal 2022, primarily as a result of the increase in sales volume in the adult-use recreational market.

5 Free cash flows is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q2 Fiscal 2023 margin improved to $9.9 million from $6.9 million in Q2 Fiscal 2022, positively impacted by higher net revenue and lower cost of production per unit.

•Adjusted gross margin6:
◦Q2 Fiscal 2023 adjusted gross margin was $13.4 million, or 34% of net revenue, compared to $8.3 million, or 26%, in Q2 Fiscal 2022. The improvement in quarterly results was primarily due to lower cultivation costs that was the result of higher plant yields, ongoing cost efficiency improvements, an increase in international shipments, and the benefit of a lowered per unit costs that were achieved due to increased scale of operations at the Moncton Campus.

•Selling, general & administrative (SG&A) expenses:
◦Q2 Fiscal 2023 SG&A expenses increased to $16.1 million from $14.0 million in Q2 Fiscal 2022. SG&A expenses as a percent of net revenue has decreased from 44% to 41%. The increase in expenses was primarily due to the higher spend to support the growth in the business.

•Net loss:
◦Q2 Fiscal 2023 net loss was $7.5 million, compared to a net loss of $4.0 million in Q2 Fiscal 2022. Net loss increased due to the change in fair value of derivative warrant liabilities which was a gain of $2.4 million during Q2 Fiscal 2023 compared to a gain of $10.6 million in Q2 Fiscal 2022, as movements in the Company's share price had a greater absolute impact on the fair value of the derivative warrant liability in the prior year period.

•Adjusted EBITDA7:
◦Q2 Fiscal 2023 Adjusted EBITDA was $5.6 million compared to $1.6 million in Q2 Fiscal 2022. The improvement is primarily attributable to the increase in adjusted gross margins due to the higher volume of products sold, increased international sales, and lower cultivation and post-harvest costs.

•Net cash used in operating activities before working capital changes:
◦Q2 Fiscal 2023 net cash used in operating activities was $19.7 million, compared to $0.8 million cash used in Q2 Fiscal 2022, which is primarily due to higher working capital needs in the current year period resulting from the growth in receivables from increased revenues and a decrease in accounts payable and accrued liabilities.

The following table reconciles the Company's Adjusted EBITDA to net loss.
6 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
7 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q2-2023	Q2-2022
Net (loss) income as reported	$(7,488)	$(4,047)
Add/(Deduct):
Financing costs, net of investment income	(1,051)	(217)
Income tax expense (recovery)	1	(97)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	6,867	11,024
Impairment of property, plant and equipment	—	2,000
Share of loss from investments in associates and impairment loss from loan receivable	296	499
Unrealized (gain) loss on changes in fair value of contingent consideration	(24)	666
Realized fair value on inventories sold and other inventory charges	14,170	5,314
Unrealized (gain) loss on change in fair value of biological assets	(14,121)	(7,502)
Share-based compensation (per statement of cash flows)	1,342	877
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	(2,433)	(10,633)
Incremental fair value component of inventories sold from acquisitions	—	663
ERP implementation costs	1,377	—
Transaction costs	27	1,148
Provisions (recoveries) and impairment of inventories and biological assets and provisions of inventory to net realizable value	3,521	711
Research and development expenditures, net of depreciation	3,239	1,150
Adjusted EBITDA	$5,648	$1,556

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q2-2023	Q2-2022
Net revenue	$39,493	$31,836
Cost of sales before adjustments	26,121	23,581
Adjusted gross margin	13,372	8,255
Adjusted gross margin %	34%	26%
Less:
Write-offs and impairment of inventories and biological assets	1,256	686
Provisions to net realizable value	2,265	25
Incremental fair value component on inventories sold from acquisitions	—	663
Gross margin before fair value adjustments	9,851	6,881
Gross margin % (before fair value adjustments)	25%	22%
Add:
Realized fair value on inventories sold and other inventory charges	(14,170)	(5,314)
Unrealized gain on changes in fair value of biological assets	14,121	7,502
Gross margin	9,802	9,069
Gross margin %	25%	28%

Canadian Recreational Market Introductions

SHRED X Rip-Strip Hash
•Developed by the Company's in-house R&D team, SHRED X Rip-Strip Hash is botanical terpene-infused hash with 10 pre-cut strips available in a 2 gram format, the first of its kind in the Canadian cannabis industry. Initially available in Tropic Thunder and Blueberry Blaster varieties.
.
SHRED'ems Tropic Thunder Gummies

•Based on the Company's popular SHRED milled flower variety, Tropic Thunder are vegan-friendly sativa gummies with citrus and tropical flavours. Each pack contains 4 gummies, infused with 2.5 mg of THC and 10 mg of CBD.

SHRED Tangerine Machine One Gram Pre-Rolls
•In Q2 of Fiscal 2023, the Company added Tangerine Machine to its line of large format pre-rolls. SHRED Tangerine Machine is a one gram, sweet tangerine, tart and kush-flavoured pre-roll.
Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients, substrates and will guide the optimization of the existing traditional extract and distillate ingredients. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. It is expected that the work being undertaken in the Biolab, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities. The work has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long term growing strategies.

Plant Science, Breeding and Genomics R&D in Moncton
•The Plant Science team continues to move the garden towards unique, high terpene and high tetrahydrocannabinol ("THC"), in-house grown cultivars, while also leveraging the fully-scaled Biolab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline.

Strategic Investment in Greentank
•On March 31, 2023, Organigram announced that it had entered into a product purchase agreement (the "Purchase Agreement") with Green Tank Technologies Corp. ("Greentank") a leading vaporization technology company and a subscription agreement with Greentank's parent company, Weekend Holdings Corp. ("Holdings"). The Purchase Agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the subscription agreement, Organigram has subscribed for preferred shares for an aggregate subscription price of US$4.0 million representing an approximate 2.6% interest in Holdings. Organigram’s investment combined with the Purchase Agreement is expected to transform the Company's current and future vapour hardware lineup across its portfolio of recreational brands. The exclusivity period is until that date which is 18-months from the date of Organigram’s initial shipment of Greentank’s 510 vape cartridges to the Ontario Cannabis Retail Corporation and March 31, 2024 in the case of non-510 vapes.

International

•In Fiscal Q2 2023, the Company completed four international shipments totaling $10.7 million to Israel and Australia.
•Potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. entry strategy that could include THC, cannabidiol ("CBD") and other minor cannabinoids. The Company is also monitoring recreational legalization opportunities in European jurisdictions based on the size of the addressable market and recent regulatory changes.

Liquidity and Capital Resources

•On February 28, 2023, the Company had unrestricted cash and short-term investments balance of $72.0 million compared to $98.6 million at August 31, 2022. The decrease is primarily a result of capital expenditures of $13.9 million, along with a $14.5 million reduction to payables.
•For Fiscal 2023 the Company forecasts cash capex of approximately $32 million at the three facilities. This spend would relate to the completion of the expansion at the Lac-Supérieur facility and also include automation investments at the Winnipeg edibles and Moncton flower facilities.
•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	FEBRUARY 28, 2023	AUGUST 31, 2022
Current and long-term debt	198	235
Shareholders’ equity	509,101	508,058
Total debt and shareholders’ equity	509,299	508,293
in 000s
Outstanding common shares	313,939	313,816
Options	11,974	11,051
Warrants	16,944	16,944
Top-up rights	8,372	7,590
Restricted share units	3,730	2,346
Performance share units	1,111	265
Total fully-diluted shares	356,070	352,012

Outstanding basic and fully diluted share count as at April 11, 2023 is as follows:

in 000s	APRIL 11, 2023
Outstanding common shares	314,012
Options	11,762
Warrants	16,944
Top-up rights	8,292
Restricted share units	3,648
Performance share units	1,081
Total fully-diluted shares	355,739

Outlook8

Net revenue
•Organigram currently expects Q3 Fiscal 2023 net revenue to be higher than that of Fiscal Q3 2022 and Fiscal Q2 2023. This expectation is largely due to growth from innovation, the Company's expanded product line in multiple segments, greater capacity to meet demand at
8 The disclosure in this section is subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q2 Fiscal 2023 MD&A, which is available on SEDAR under the Company's profile at www.sedar.com, and has been furnished to the United States Securities and Exchange Commission on Form 6-K and is available on EDGAR on www.sec.gov. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Q2 Fiscal 2023 MD&A.

the Moncton Campus, increased throughput at the Winnipeg facility and contributions from the Lac-Supérieur facility.
•In addition, the anticipated continuation of international shipments is expected to generate higher net revenue in Q3 Fiscal 2023 as compared to Q3 Fiscal 2022.

Adjusted gross margins9
•The Company expects to continue to have adjusted gross margins in excess of 30% throughout Fiscal 2023, with further cost savings initiatives being put into place to help offset anticipated price compression.
•Organigram has identified the following sales mix opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Increasing sales from the province of Quebec as a result of the Company's acquisition of Laurentian Organic and the introduction of new SKUs to the market. Quebec represents a higher margin market for Organigram.
◦Increased sales from the Holy Mountain brand, which will include several product categories, in a number of higher margin formats with national distribution on most SKUs
◦The launch of new products across different derivative categories with expected attractive long-term margin profiles; and
◦The larger volume of higher margin sales expected from the Lac-Supérieur facility, achievable from the increased capacity post construction.

Adjusted EBITDA
•The Company expects to maintain positive Adjusted EBITDA throughout Fiscal 2023.

Cash flow
•While the Company expects to continue to generate positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increases to receivables and this will negatively impact cash from operating activities. The Company forecasts a cash capex spend of approximately $32 million for Fiscal 2023 and if completed as planned during Fiscal 2023, the Company expects to generate positive free cash flows ("FCF") by the end of calendar 2023.

Second Quarter Fiscal 2023 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    April 12, 2023
Time:    8:00 am Eastern Time
To register for the conference call, please use this link:
https://conferencingportals.com/event/RUyBPhzX

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/650627570

9 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, Adjusted EBITDA and free cash flow) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates and impairment loss from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility and equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to Adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 4 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 5 of this press release is a reconciliation to such measure.

Free cash flows is a non-IFRS financial performance measure that deducts capital expenditures from net cash provided by operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flows is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Free cash flows is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, Adjusted EBITDA and net revenue in Fiscal 2023 and beyond, the Company's ability to generate consistent free cash flow from operations, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE and the Company's Bio Lab facility, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd., Cannatrek Ltd. and Medcan; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: the heightened uncertainty as a result of COVID-19, including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing of new retail store openings being inconsistent with preliminary expectations; changes in governmental plans including those related to methods of distribution and timing and launch of retail stores; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated April 11, 2023 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca